EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion in this Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-275856) filed pursuant to Rule 415 of Tenax Therapeutics, Inc. and subsidiaries (the “Company”) of our report dated March 30, 2023, with respect to the consolidated balance sheets of the Company as of December 31, 2022 and 2021, and of the related consolidated statements of operations and comprehensive loss, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes, included in this Registration Statement, and to the reference to our firm under the heading “Experts” in this Registration Statement. Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

/s/ Cherry Bekaert LLP

Raleigh, North Carolina

February 1, 2024